July 31, 2009
Mr. William Friar
Senior Financial Analyst
United States
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-4561

RE:	F & M Bank Corp. Form 10-K for December 31, 2008 Form 10-Q for March 31, 2009 File Number 0-13273
Dear Mr. Friar:
Following is our response to the letter dated July 17, 2009 from the Securities and Exchange Commission (SEC). As requested our response is keyed to the SEC comment letter:
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview...page 12
1a. “Clearly describe in your response how your disclosure satisfies each of the criteria in Item 10(e) of Regulation S-K”
We believe our disclosure satisfies the criteria of Item 10(e) as follows (italics from text of Item 10(e), our answers in bold):
     Whenever one or more non-GAAP financial measures are included in a filing with the Commission:
i.	The registrant must include the following in the filing:
A.	A presentation, with equal or greater prominence, of the most directly comparable measure or measures calculated and presented in accordance with GAAP; We state GAAP earnings for the current and prior period first, then follow with the non-GAAP measures for the current and prior periods.

B.	A reconciliation (by schedule of other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forwarding looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section; See response above, we state both GAAP and non-GAAP information for the current and prior periods within the same paragraph of the Overview. Forwarding looking statements are not used in this section of the report.

C.	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; In the past we have not specifically stated why we were presenting both GAAP and non-GAAP financial measures. We present both because we believe that our investors have an interest in knowing our performance from our core operations (Banking) as well as from a consolidated earnings perspective. This will be clearly stated in future filings.

D.	To the extent material, a statement disclosing the additional purposes, if any for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C); Management and the Board of Directors use the non-GAAP financial measure (Bank operating earnings) in a variety of ways, including comparing various operating units (branches) to prior periods, and establishing goals and incentive plans that are based on Bank operating income.
1b. “We note your Non-GAAP measure adjusts for items that appear to be recurring (e.g. adjusting for securities gains/losses).”
          In the three years presented, 2008, 2007 and 2006, securities gains/(losses) ranged from ($1,680,000), $101,000 and $193,000, respectively. While it could be argued that an amount in this category each year makes the item recurring, we would argue that, net of the income tax effect, 2008 was the only year when the amount was material. We believe that due to the amount of the OTTI in 2008 it is appropriate to highlight the fact that in spite of the weakening economy our operating earnings remained strong.
          The other non-recurring item referenced is related to the parent company’s investment in low income housing projects, some of which occasionally also include historic rehabilitation credits. The low income housing credits are considered recurring items and are not adjusted in our comments regarding operating earnings. The rehabilitation credits are infrequent and at times material and as such are considered non-recurring.
1c. “Provide us with your proposed disclosure for future filings.”
          In future filings we will present a table that reconciles earnings from bank operations versus total earnings, as follows:

	2008	2009
Net Income from Bank Operations	XXX	XXX
Income or loss from Parent Company Activities	XX	XX

Net income for the year	XXX	XXX
The table will be supported with comments regarding the nature and definition of Bank Operations as well as a description of the income or loss from the parent.
Form 10Q Filed for the Quarter Ended March 31, 2009
Notes to Consolidated Financial Statements
Note2- Investment Securities, page 6
2. “We note your response to prior comment 3 and the supplemental schedule provided. We note that several of your equity investments have been in a loss position for significant time periods in excess of 12 months. Please provide us with your updated OTTI analysis for each of these equity investments through the quarter end March

31, 2009 (and June 30, 2009, if available). For each security, your response should clearly address, in sufficient detail, all the evidence you have considered which would support your position that no OTTI was required at March 31, 2009. Further, you should address any additional events or circumstances which have occurred subsequent to that date and which may have been considered in reaching your conclusions.”
The Company has a portfolio of equity securities that are traded on public exchanges. As a result of recent declines in stock valuations, all of these investments are in various states of impairment. The Company follows the guidance in FAS 115, FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M, Other Than Temporary Impairment in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:
•	The length of time of impairment;

•	The extent of the impairment relative to the cost of the investment;

•	Recent volatility in the market value of the investment;

•	The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or

•	The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.
At March 31, 2009, based on the criteria outlined above we determined that one security (Citigroup) should be treated as OTTI. The impairment loss recognized on this security was $329,682. Our holdings in this security had been purchased on two different dates. OTTI was recognized on the oldest, most severely impaired block of shares. At this date the remaining shares of this holding were not considered OTTI due to the severity and duration of the impairment. See attached spreadsheet for OTTI analysis as of March 31, 2009.
At June 30, 2009, based on the same criteria as outlined above we determined that three securities (Apollo Investment Corp., MacQuarie Infrastructure and the remaining Citigroup block) should be treated as OTTI. The impairment loss recognized on these securities totaled $$496,025. A portion of this loss included writing down the remaining block of Citigroup shares to current fair market value. See attached spreadsheet for OTTI analysis as of June 30, 2009.
3. “We note your response to prior comment 4. We note that the FHLB of Atlanta has not paid dividends in either the 4th quarter of 2008 or the 1st quarter of fiscal 2009. Tell us how you considered this in your evaluation of whether the decline in your FHLB investment was not other-than-temporary.”
As stated in our prior response, we hold equity investments in FHLB stock which is accounted for at cost. This investment has limited marketability and is tied to our membership in, and borrowing activities with, the FHLB. Shares are redeemable at face value as debt is repaid or if we terminate our membership with the FHLB. We do not believe that the payment of (or non-payment of) quarterly dividends on these shares is a factor in determining other than temporary impairment on this investment. In spite of the recent suspension of dividend payments, the FHLB of Atlanta is in compliance with all of its regulatory capital requirements. Management continues to believe the carrying value of these investments approximates fair value and no impairment exists at December 31, 2008, March 31, 2009 or June 30, 2009.

We acknowledge as follows:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

Dean W. Withers	Neil W. Hayslett
President & CEO	Executive Vice President & CFO
enclosure

F & M Bank Corp. as of June 30, 2009

					Gain/
		Adjusted			(Loss)	2009	Cost
		Cost	6/30/2009	Value	Before 2ndQ2009	Current YR	Basis	4th Q	12/31	3/31/09	6/30/09	7/24/09	Impaired			2ndQ2009
Symbol		6/30/2009	Price	6/30/2009	Writedown	OTTI	Per Share	High	Value	Value	Value	Value	Since	Status	Reasons	Writedown
ACAS	American Capital, Ltd.	40,514.71	3.21	30,748.20	(9,766.51)		4.23	28.08	3.24	1.87	3.21	3.05	6/16/2009		Short duration of impairment	—
AINV	Apollo Investent Corp.	234,678.28	5.99	69,018.70	(165,659.58)	(165,659.58)	20.37	15.85	9.31	3.48	5.99	6.15	8/27/2007	OTTI	Time and severity of impairment	(165,659.58)
BAC	Bank of America Corp.	433,058.87	13.20	127,292.70	(305,766.17)		44.91	38.13	14.08	6.82	13.20	12.54	12/10/2007	Temp	Short duration of severe impairment, recent price recovery
BBT	BB&T Corp	578,303.75	21.98	370,880.80	(207,422.95)		34.27	37.55	27.46	16.92	21.98	20.99	11/4/2008	Temp	Short duration and price recovery
BPP	BlackRock Preferred Opp Trust	341,173.00	8.48	135,510.40	(205,662.60)		21.35	9.89	7.45	5.59	8.48	8.91	7/24/2007	Temp	Short duration of severe impairment
C	Citigroup, Inc.	269,206.14	2.97	64,992.63	(204,213.51)	(533,895.17)	12.30	23.00	6.71	2.53	2.97	2.72	2/4/2008	OTTI	Time, severity of impairment and ST prospects	(204,213.51)
CSE	CapitalSource Inc.	61,880.78	4.88	65,870.61	3,989.83		4.58	12.51	4.62	1.22	4.88	4.35	N/A
FCZ	Ford Motor CR 7.375%	140,400.00	15.60	202,800.00	62,400.00		10.80	9.53	10.80	9.75	15.60	17.00	N/A
FHN	First Horizon National Corp.	226,351.90	12.00	234,517.94	8,166.04		11.89	12.10	10.57	10.74	12.00	11.88	N/A
FRP	Fairpoint Communications	780.71	0.60	72.26	(708.45)		6.48	8.55	3.28	0.78	0.60	0.59	10/3/2008		Not Material
HPS	John Hancock Preferred Income	650,232.86	12.47	390,123.95	(260,108.91)		20.78	12.87	11.01	8.85	12.47	12.88	7/16/2007	Temp	Recent price recovery
IAR	Idearc, Inc.	593.96	0.04	10.43	(583.53)		2.11	1.05	0.09	0.04	0.04	0.03			Not Material
MIC	Macquarie Infrastructure Co, LLC	156,301.29	4.11	30,149.47	(126,151.82)	(126,151.82)	21.31	12.48	3.77	1.38	4.11	3.66	8/6/2008	OTTI	Severity of impairment and ST prospects	(126,151.82)
O	Realty Income Corp.	329,759.16	21.92	289,896.78	(39,862.38)		25.01	26.27	23.15	18.82	21.92	22.79	10/13/2008	Temp	Short duration and amount of impairment
PDT	JH Patriot Premium Div Fund	310,220.61	7.94	240,190.11	(70,030.50)		10.44	7.00	7.11	6.32	7.94	8.42	8/20/2007	Temp	Short duration of severe impairment, recent price recovery
PFE	Pfizer, Inc.	164,180.63	15.00	136,643.40	(27,537.23)		17.86	19.00	17.71	14.00	15.00	16.48	1/6/2009		Short duration and amount of impairment
WAVAP			0.00							0.00

Total		3,937,636.65		2,388,718.39		(825,706.57)										(496,024.91)

TEB Life

AHT	Ashford Hosp Trust Inc.		2.81	62,578.70	36,968.20				1.15	1.26			N/A
CSE	CapitalSource Inc.		4.88	62,952.00	3,354.00				4.62	1.36			2/17/2009	Temp	Short duration of impairment
FCZ	Ford Motor CR 7.375%		15.60	202,800.00	62,400.00				10.80	8.66			1/12/2009	Temp	Short duration of impairment
HR	Healthcare Reality Trust		16.83	189,674.10	(185,878.56)				23.48	14.43			5/14/2007	Temp	Short duration of severe impairment
ODVCX	Oppenheimer Developing Markets		21.19	236,252.44	(85,131.85)				15.43	14.28			10/14/2008	Temp	Short duration of impairment

Total				754,257.24